                                                                     Exhibit 2.5

Dated as of June 6, 2000

Mr. Mark Amin
c/o Trimark Pictures
4553 Glencoe Avenue, Suite 200
Marina del Rey, CA 90292

     Re:  EMPLOYMENT AGREEMENT FOR MARK AMIN

Dear Mark:

     This letter shall set forth the terms of the agreement ("Agreement") between Lions Gate Entertainment Corp., a corporation incorporated under the laws of British Columbia ("Company"), and Mark Amin ("Amin") with respect to the employment of Amin by the Company that will commence upon closing of the proposed merger (the "Merger") between the Company, LGE Merger Sub, Inc. and Trimark Holdings, Inc., a Delaware corporation ("Trimark"), pursuant to that certain Agreement and Plan of Merger dated June 6, 2000 (the "Merger Agreement"). Capitalized terms used herein without definition shall have the respective meanings set forth in the Merger Agreement. The parties hereby agree as follows:

     1.   EMPLOYMENT RELATIONSHIP; SERVICE ON BOARD.

          a) The Company hereby engages Amin to serve during the Term (as defined below) as an employee of the Company, reporting to the Board of Directors of the Company (the "Board") and the Company's Chief Executive Officer, on the terms and conditions set forth herein. Amin shall not be an officer of the Company but shall provide advisory and consulting-type services to the Company's and Trimark's home video operations and such other areas of the Company's operations as the Company's Chief Executive Officer and Amin shall agree. The Company and Amin may agree at any time to convert Amin's status from employee to consultant.

          b) During the Term, Amin shall also serve as Vice Chairman of the Company and shall retain his current position and substantially similar perquisites and benefits as Chairman of CinemaNow, Inc., a majority-owned subsidiary of Trimark ("CinemaNow"), for so long as CinemaNow shall remain under the control of the Company, such perquisites and benefits to be provided by CinemaNow.

          c) Upon closing of the Merger, the Company shall issue and Amin shall be entitled to purchase all of the issued and outstanding Series B Preferred Shares of the Company (the "Series B Shares") for an aggregate purchase price of US$100.00, subject to shareholder approval of an amendment to the Certificate of Incorporation of the Company providing for the issuance of the Series B Shares (the "Amendment"). The rights, preferences, privileges and restrictions pertaining to the Series B Shares are set forth on Annex A hereto and incorporated by reference herein, and shall provide that Amin shall be appointed to and under certain circumstances shall have the right to continue as a member of the Board. The Company shall submit the Amendment for approval by the Company shareholders with the unanimous recommendation of the Company's Board at the same time as the Merger is submitted for shareholder approval.

          d) In the event the Company shareholders shall fail to approve the Amendment prior to closing of the Merger, Amin shall have the right under this Agreement to serve on the Board under the same terms and conditions as if the Series B Shares had in fact been issued to and purchased by Amin, and the Company agrees to take all action necessary to provide for Amin's service on the Board under such terms and conditions.

          e) If (i) the Company shareholders shall fail to approve the Amendment by the requisite vote and (ii) the Company shall be in breach of its obligations under Section 1(d), such breach shall be deemed a material breach of this Agreement by the Company, whereupon in addition to any other remedies provided for under this Agreement in respect of such breach, including but not limited to under Section 9(a) hereof, (x) Amin's obligations under the stand-off agreement ("Stand-Off Agreement") entered into by Amin and certain other parties (set forth in Section 13 of that certain Registration Rights Agreement of even date herewith among Lions Gate, Amin and the other stockholders named therein) shall thereupon immediately terminate, and (ii) Amin's obligations under Section 7(b) and Section 8 below shall thereupon immediately terminate.

     2. TERM. Amin's employment hereunder shall commence upon the closing of the Merger, and shall continue for a period of three (3) years following such date, unless earlier terminated in accordance with the provisions of Section 9 of this Agreement (the "Term"). As a bonus in respect of entering into this Agreement and Amin's efforts on behalf of CinemaNow, Inc., upon closing of the Merger, the loan made to Amin by Trimark, with a principal amount as of March 31, 2000 of approximately US$795,000, together with all accrued but unpaid interest thereon and any other amounts due in respect thereof as of the closing of the Merger, shall be forgiven in its entirety. Notwithstanding the foregoing, in the event the Merger is terminated pursuant to Article XI of the Merger Agreement or is otherwise abandoned, then this Agreement shall be null and void and neither the Company nor Amin shall have any rights or obligations hereunder.

     3. COMPENSATION. During the Term, in consideration for Amin's services, the Company shall pay Amin annual fixed compensation at the rate of not less than US$500,000, payable in equal semi-monthly installments. The Company may increase, but not decrease, Amin's rate of compensation at any time. The Company hereby grants Amin options to purchase 1,000,000 shares of the common stock of the Company at a price of US$2.55 per share as set forth on Schedule 1 attached hereto and incorporated herein by reference, in accordance with the terms thereof. Options to purchase an additional 400,000 shares of common stock of the Company at a price of US$4.00 per share are also hereby granted as set forth on
Schedule 1. Company agrees that such options (i) are fully vested and not subject to mitigation, and (ii) will be provided on terms not less favorable than those applicable to any stock or stock options provided to Michael Burns or Jon Feltheimer, including as such stock or stock options may from time to time be amended. Amin's existing options to acquire shares of Trimark common stock shall be treated as provided in Section 2.11 of the Merger Agreement. All equity interests, whether options, warrants or otherwise, are subject to immediate acceleration in the event of a change in control of the Company, as such term is defined on Schedule 2 attached hereto and incorporated herein by reference. The Company shall provide Amin with an excise tax "gross-up" as provided in Annex B hereto, which is incorporated by reference herein.

     4. BENEFITS. During the Term, Amin shall be entitled to all benefits provided by the Company to senior executive officers and directors of the Company, including without limitation the right to participate in the Company's medical insurance and retirement plans and, subject to the approval of the Board, the appropriate incentive/bonus compensation and stock option plans (it being understood that Amin shall be eligible to receive bonuses under cash bonus plans in which members of the Company's senior management participate); PROVIDED, that Amin shall be provided with substantially equivalent benefits to all benefits provided by the Company from time to time to its Vice-Chairma(e)n and its Chief Executive Officer, or similar senior-level management of the Company.

     5. OFFICE/PERSONNEL. During the Term, Company shall (a) provide Amin with parking and an office for his exclusive use, which office shall be furnished and equipped in accordance with his reasonable requirements, and (b) pay for the services of one assistant (including, without limitation, any applicable benefits) for Amin's exclusive use. Amin shall have the right to select such employee, subject to Company's approval not to be unreasonably withheld. The Company hereby pre-approves an annual salary of no greater than US$45,000 for such employee.

     6. BUSINESS EXPENSES. The Company shall promptly reimburse Amin for all first class travel, entertainment and other reasonable business expenses incurred by him in promoting the business of the Company and performing his other duties hereunder.

     7.   DEVOTION OF TIME/SERVICES.

          a) During the Term, Amin shall devote such of his business time to the business and interests of the Company as Amin and the Company agree in good faith shall be reasonably necessary to carry out his duties to the Company (as set forth in Section 1(a)), and shall perform such services in Los Angeles or at such locations as Amin and the Company shall reasonably agree. Notwithstanding the foregoing, but subject to the provisions of Sections 7(b) and 8 below, Amin shall retain the right to engage in outside employment, consulting, business, charitable and/or investment activities and shall not be required to dedicate such number of hours to the performance of his duties hereunder as would materially interfere with Amin's taking on substantial daily responsibilities unrelated to his employment hereunder.

          b) The parties acknowledge that the parties would not have entered into this Agreement, but for the agreements and covenants of the parties contained in this Agreement, and specifically, Amin's agreements in this Section 7(b) of the Agreement. Accordingly, Amin covenants and agrees that within the four (4) year period following the closing of the Merger (the "Restricted Period"), Amin shall not do any of the following (the "Restricted Activities"):

               (i) Have any ownership interest (of record or beneficial) in, or have any interest as an employee, salesperson, consultant, officer or director in any firm, corporation, partnership, limited liability company, proprietorship or other business that is significantly engaged materially in any city, town, county, parish or other municipality in any state of the United States (the names of each such city, town, parish or other municipality, including, without limitation, the name of each county in the State of California, being expressly incorporated by reference herein) in the business of United States theatrical distribution, United States home video distribution, and/or foreign theatrical or home video distribution, in each case of theatrical or home video motion pictures (the "Core Business"), for so long as and to the extent that the Company or any successor in interest of the Company remains materially engaged in the Core Business; PROVIDED, HOWEVER, that nothing herein shall restrict Amin from being permitted to engage in the development, pre-production, financing or production of one or more motion pictures and, subject to the requirements of Section 8 below, the distribution thereof and to receive compensation, including, without limitation, participations in relation thereto ("Amin Productions"); and PROVIDED, FURTHER, that in addition to Amin Productions, from and after such time as Amin shall no longer be serving on the Board, Amin shall be permitted to serve in an executive or other capacity with any entity all or a portion of whose business consists of the Core Business, so long as his duties with such entity do not directly involve the Core Business; and PROVIDED, FURTHER, that at all times Amin may own, directly or indirectly, solely as an investment, securities of any entity, corporation, company, association, joint venture, joint stock company, partnership, trust, organization, individual (including personal representatives, executors and heirs of a deceased individual), nation, state, government (including agencies, branches, departments, bureaus, boards, divisions and instrumentalities thereof), trustee, receiver or liquidator (for purposes of this Section 7, a "Person") which are traded on any national securities exchange if Amin (A) is not a controlling person of, or a member of a group which controls, such Person or (B) does not, directly or indirectly, own five percent (5%) or more of any class of voting securities of such Person;

               (ii) Request or advise any present or future customer of the Core Business to withdraw, curtail or cancel its business dealings with the Company or any of its affiliates; PROVIDED, that acts consistent with Amin's rights and obligations under Section 8 shall not be deemed to be in breach of Amin's obligations under this subsection (ii); or

               (iii) Directly or indirectly (A) solicit or encourage any employee of the Core Business to leave the employ of the Company or any of its affiliates (it being understood that the placing of a general advertisement shall not constitute a breach hereof) or (B) hire any employee who has voluntarily terminated employment with the Company or any of its affiliates if such hiring is proposed to occur within six months following the date of such termination of employment, PROVIDED, that there shall be no restriction on hiring any such employee (x) whose employment has been terminated by the Company or any affiliate (or who otherwise terminates employment with the consent of the Company or such affiliate or pursuant to a settlement agreement) or (y) who has voluntarily terminated employment following
          (I) a material reduction in such employee's titles, duties, status or responsibilities within the Company, (II) a material reduction in such employee's salary, benefits or overall compensation or (III) a request by the Company that such employee relocate more than fifty (50) miles from such employee's then current principal place of employment.

          c) If during the Restricted Period Amin is engaged in or wishes to engage in any activity which could be construed as a Restricted Activity, Amin may (but shall not be required to) give written notice to the Company specifying the nature of such activity. During the 10-day period after such notice, the Company may object to such activity if it believes in good faith that such activity breaches or would breach the provisions of Section 7(b), absent which objection, Amin shall be free to engage in such activity. In the event the Company believes Amin is breaching any of the provisions of Section 7(b), whether or not Amin has provided any written notice to the Company, the Company shall give prompt written notice to Amin specifying the nature of the alleged breach. If Amin provides notice to the Company within 10 days of receipt of notice of the alleged breach that Amin disputes the facts alleged by the Company or whether the activity or the facts alleged constitute a breach of Section 7(b), the parties will meet as soon as practicable and in any event within 15 days thereafter to resolve such dispute, with the parties to use reasonable efforts to resolve such dispute within 30 days following receipt of such notice (the "Resolution Period"). Amin shall not be subject to damages or claims under this Section 7(c) to the extent that (i) any Restricted Activity in which he is engaged is not prohibited under Section 7(b)(ii) or (iii) and Amin cures such Restricted Activity prior to the end of the Resolution Period or (ii) Amin otherwise cures any breach of Section 7(b) within the Resolution Period.

     8.   RIGHT OF FIRST REFUSAL.

          a) The Company shall have a right of first refusal (a "Right of First Refusal") with respect to worldwide distribution rights in any motion picture produced by Amin (other than as a producer for hire) alone or in conjunction with others during the Term (a "Qualifying Picture") to the extent that Amin controls the licensing of such distribution rights; PROVIDED, that such Right of First Refusal shall not apply to any rights to distribute a Qualifying Picture which has been licensed, transferred or otherwise disposed of prior to the time that Amin controls the licensing of such distribution rights unless at such later time Amin has obtained the control of the Subject Distribution Rights. Such a Right of First Refusal shall apply to all rights to distribute the Qualifying Picture in the United States ("U.S. Rights") and to all rights to distribute the Qualifying Picture outside of the United States ("Foreign Rights"). The rights as to which the Company has the Right of First Refusal set forth in this Section 8(a) shall be referred to herein as "Subject Distribution Rights".

          b) Amin shall notify the Company in writing of any Qualifying Picture (a "First Refusal Notice") setting forth a description of the Material Elements. For purposes of this Agreement, "Material Elements" shall mean the proposed director, lead actor and amount of the budget for the Qualifying Picture. The Company shall have until 5:00 p.m. on the eighth (8th) business day following provision of a First Refusal Notice by Amin (the "Exercise Period") to notify Amin in writing (an "Exercise Notice") that the Company is exercising its right to negotiate in good faith to acquire the U.S. Rights and/or the Foreign Rights. If the Company so exercises its Right of First Refusal with respect to the U.S. Rights and/or with respect to the Foreign Rights, the Company shall thereupon be obligated to negotiate with Amin in good faith for a period of ten
(10) business days ("Negotiation Period").

          c) If the parties fail to reach agreement (or are deemed to fail to reach agreement) prior to the expiration of the Negotiation Period with respect to U.S. Rights and/or Foreign Rights, subject to and in accordance with subsections (e) and (f) below, Amin may accept any third party offer to acquire U.S. Rights and/or Foreign Rights on monetary terms or conditions materially more favorable to Amin than the monetary terms and conditions last offered by the Company to Amin during the Negotiation Period and/or may sell or license Foreign Rights on a territory-by-territory basis without any further obligation to the Company.

          d) The Company's failure to provide an Exercise Notice prior to the expiration of the Exercise Period shall be deemed an election by the Company to not exercise its Right of First Refusal to acquire any of the Subject Distribution Rights. In the event the Company fails to provide an Exercise Notice within the applicable Exercise Period or fails to negotiate with Amin during the appropriate Negotiation Period, Amin shall have the right to dispose of the Subject Distribution Rights with respect to a Qualifying Picture without any further obligation to the Company.

          e) Subject to subsection (f), if at any time there is a substantial change in the Material Elements pertaining to a Qualifying Picture, Amin shall within ten (10) business days following such change to provide a First Refusal Notice to the Company describing such change of Material Elements. The Exercise Period, Negotiation Period and the mechanics for the Company's exercise or deemed election not to exercise its rights under any such First Refusal Notice shall be the same as set forth in subsection (b) above. For purposes of this Agreement, a "substantial change" in the Material Elements pertaining to a Qualifying Picture shall mean (i) any change in the proposed director or lead actor or (ii) a decrease of more than ten percent (10%) in the amount of the proposed budget.

          f) Notwithstanding anything to the contrary in this Agreement, if Amin enters into an agreement with a third party regarding the U.S. Rights or the Foreign Rights in a Qualifying Picture, thereafter there is a substantial change in Material Elements pertaining to such Qualifying Picture, and Amin has theretofore complied with his first refusal obligations as set forth herein, the Company's Right of First Refusal shall not apply to such Qualifying Picture. By way of clarification, in such event, Amin would, among other things, not be required to provide a subsequent First Refusal Notice to the Company with respect to a Qualifying Picture, even if the Material Elements of such Qualifying Picture were to change substantially subsequent to the time such agreement is entered into.

          g) Schedule 3 attached hereto and incorporated herein by this reference lists motion picture projects which have been created by Amin and/or which were brought to Trimark by Amin ("Amin Projects"). As of the closing of the Merger, Amin shall have the exclusive right, in perpetuity, to each Amin Project, subject to the requirement that upon or before commencement of principal photography of such Amin Project, he shall pay to the Company an amount equal to the direct out-of-pocket expenses incurred and paid by Trimark in connection with such Amin Project prior to the closing of the Merger (such amounts being set forth on Schedule 3), PROVIDED, that with respect to the Amin Project "Untitled Low Budget Thriller," Amin must pay such amount ($85,000) to the Company at or before closing of the Merger.

          h) All notices and other communications under this Agreement shall be in writing and shall be given by hand delivery to the other party or by facsimile to the numbers set forth below or by registered or certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight courier addressed as follows:

                           If to Amin:

                           Mark Amin
                           c/o Trimark Pictures
                           4553 Glencoe Avenue, Suite 200
                           Marina del Rey, CA 90292
                           Facsimile:  310/399-4238

                           With a copy to:

                           Kaye, Scholer, Fierman, Hays & Handler, LLP
                           1999 Avenue of the Stars, Suite 1600
                           Los Angeles, CA 90067
                           Attention: Barry L. Dastin, Esq.
                           Facsimile: 310/788-1200

                           If to the Company:

                           Lions Gate Entertainment Corp.
                           5750 Wilshire Boulevard, Suite 501
                           Los Angeles, CA 90036
                           Attention: Jon Feltheimer
                           Facsimile:  323/692-7367

                           With a copy to:

                           Loeb & Loeb
                           10100 Santa Monica Boulevard
                           Los Angeles, CA 90067
                           Attention: Thomas E. Rohlf, Esq.
                           Facsimile: 310/282-2192

or to such other address as either party furnishes to the other in writing in accordance with this Section 8(h). Notices and communications shall be effective when actually received by the addressee.

     9.   TERMINATION.

          a) COMPANY'S RIGHT TO TERMINATE. The Company shall have the right to terminate Amin's employment prior to the expiration of the Term only for the following reasons: (a) upon the death of Amin; (b) for cause ("cause" as used herein means (i) Amin's conviction of a felony (except a felony relating to a traffic accident or traffic violation or a felony predicated solely on vicarious liability relating to Amin's capacity as a director or officer of the Company), or (ii) Amin's gross negligence or willful misconduct with respect to the Company; PROVIDED, HOWEVER, the Company shall not terminate Amin hereunder pursuant to this clause (b) of Section 9 unless it shall first give Amin written notice of the alleged defect and the same is not cured within fifteen (15) business days of such written notice); or
(c) the Company may terminate Amin without cause by paying Amin in a lump sum within ten (10) days following the date of such termination the entire balance of the compensation due under this Agreement (but in no event less than one year's worth of such compensation on an annualized basis), together with any unreimbursed business expenses of Amin. In no event shall the termination of Amin's employment hereunder under any circumstances and for any or no reason cause Amin to lose any previously granted stock options, warrants or other equity interests in the Company, and in no event shall Amin have any duty to mitigate and in no event shall there be any mitigation of amounts earned in respect of any other employment with respect to equity interests or any other compensation due hereunder. In the event of any material breach of this Agreement by the Company which is not cured by the Company within ten (10) days of being provided notice by Amin of such breach, such breach shall be deemed to constitute the Company's termination of Amin without cause triggering the Company's payment obligation set forth in clause (c) of this Section 9(a); and in such event or in the event the Company terminates Amin pursuant to clause (c) of this Section 9(a), Amin's obligations under Sections 7(b) and 8 of this Agreement and under the Stand-Off Agreement shall thereupon immediately terminate.

          b) AMIN'S RIGHT TO TERMINATE. Amin shall have the right to terminate his employment with the Company voluntarily hereunder at any time and retain his positions as Vice-Chairman and a member of the Board as otherwise provided in this Agreement and pursuant to the Series B Shares.

          c)   EFFECT OF TERMINATION.

               i) WITH CAUSE. If the Company terminates Amin's employment relationship with the Company "for cause" as defined in Section 9(a) hereof, the Company shall have no further obligation to pay Amin any salary payments other than accrued but unpaid salary or expense reimbursement, if any.

               ii) DEATH. In the event of the termination of Amin's employment relationship with the Company by reason of Amin's death, the Company shall have the obligation to pay Amin's estate: (A) in a lump sum, the present value (using the then prevailing rate of interest charged to the Company by its principal lender as the discount rate) of Amin's then salary for the remainder of the then Term; and (b) in a lump sum, any theretofore unreimbursed business expenses of Amin.

               iii) STOCK OPTIONS. Upon termination of Amin's employment relationship with the Company under any circumstances and for any or no reason or cause, all of Amin's stock options shall be deemed vested at the time of his termination, subject to the exercise, timing and price conditions of such stock options set out in Schedule 1 of this Agreement.

               iv) EFFECT OF AMIN'S VOLUNTARY TERMINATION. In the event of Amin's voluntary termination of employment pursuant to Section 9(b) hereunder (which termination is not treated as a deemed termination of Amin's employment by the Company by reason of material breach of this Agreement pursuant to clause
(c) of Section 9(a)), (x) Amin shall no longer be entitled to receive his fixed annual compensation (other than accrued but unpaid salary and expense reimbursement), (y) for so long as he is serving as a non-employee member of the Board he shall be entitled to receive all compensation and benefits provided to other non-employee members of the Board and (z) Amin's obligations under Section 8 shall thereupon immediately terminate.

     10.  MISCELLANEOUS.

          a) GOVERNING LAW/ARBITRATION. This Agreement shall be governed and construed in accordance with the laws of the State of California applicable to contracts entered into and fully performed in California. Any dispute or claim arising out of or relating to this Agreement shall be submitted to binding arbitration to be held in Los Angeles, California. In no circumstances shall Amin be entitled to seek to enjoin the production, development, distribution, advertising or exploitation of any motion picture, television, animation or studio facility production or activity carried on by the Company, except with respect to Amin Projects or Amin Productions, but including Covered Programs (as defined below) that are not Amin Projects or Amin Productions. In no circumstances shall the Company be entitled to seek to enjoin the production, development, distribution, advertising or exploitation of any Amin Picture or Amin Production. The prevailing party as to the material issues in any such dispute shall be entitled to reimbursement from the non-prevailing party for his or its reasonable attorneys fees and expenses (including without limitation arbitration expenses) incurred by the prevailing party in connection with such dispute, PROVIDED, that Amin's obligation to provide such reimbursement to the Company shall be limited to a maximum of $25,000.

          b) AMENDMENTS. This Agreement may be amended or modified only by a written instrument, executed by each of the parties hereto.

          c) TITLES AND HEADINGS. Paragraph or other headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of any of the terms or provisions hereof.

          d) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and, except for the Merger Agreement and all ancillary documents executed and delivered pursuant thereto, supersedes all prior agreements, negotiations and understandings of the parties in connection therewith.

          e) SUCCESSORS AND ASSIGNS. This Agreement is binding upon the parties hereto and their respective successors, permitted assigns, heirs and personal representatives. Except as specifically provided herein, neither of the parties hereto may assign the rights and duties of this Agreement or any interest therein, by operation of law or otherwise, without the prior written consent of the other party, EXCEPT THAT, without such consent, the Company shall assign this Agreement to and provide for the assumption thereof by any successor to all or substantially all of its assets and business by merger, consolidation or transfer of assets.

          f) WAIVER. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

          g) MUTUAL DRAFTING. Each of the parties hereto has been represented by counsel in the negotiation and drafting of this Agreement. Accordingly, no inference as to the meaning or interpretation of any clause or provision of this Agreement shall be made on the basis of which party was the "drafter" of such clause or provision.

     11. INDEMNIFICATION. The Company shall (a) indemnify and hold Amin harmless, to the full extent permitted under applicable law, for, from and against any and all losses, claims, costs, expenses, damages, liabilities or actions (including security holder actions, in respect thereof) related to or arising out of Amin's service as a director and/or consultant of the Company; and (b) pay all reasonable costs, expenses and attorney's fees incurred by Amin in connection with or relating to the defense of any such loss, claim, cost, expense, damage, liability or action. Following any termination of Amin's service with the Company, the Company shall cause any director and officer liability insurance policies applicable to Amin prior to such termination to remain in effect at the same or higher levels of coverage for six (6) years following the date of termination of service.

     12.  CREDIT.

          a) Subject to obligations of the Company to third parties incurred prior to Amin's involvement in a Covered Program and subject to the Company's ability to accord credit in order to obtain financing pursuant to co-production treaties and the requirements of the Canadian Audio-Visual Certification Office ("CAVCO"), the Societe de Developpment des

Entreprises Cultures ("SODEC") or similar entities, Amin shall be accorded credit as an executive producer or producer at Amin's election on all Covered Programs (as defined below), the production of which commenced at any time (whether prior to or following the date of this Agreement) Amin was employed by or provided consulting services to the Company or any subsidiary, PROVIDED, that Amin shall not be denied such credit pursuant to CAVCO or SODEC unless no non-Canadian receives such credit with respect to such Covered Program. Such credit shall be in the main titles on a separate card if there are main titles or on a separate card in the end titles and shall be equal in size, type and style of the credits accorded all other producers or executive producers on the respective Covered Programs. The foregoing credit shall be accorded in all paid ads issued by or under the direct or indirect control of the Company, except for customary exclusions (I.E., award, nomination or congratulatory ads in which only the person honored is mentioned). Except as expressly provided herein, Company shall, in its sole discretion, determine the manner, form, size, style, nature and placement of any credit given to Amin. No casual or inadvertent failure to comply with the foregoing credit provisions will constitute a breach of this Agreement. Company shall use its reasonable efforts to cure prospectively any breach of these credit provisions following receipt of notice of same from Amin.

          b) "Covered Program" means (i) any Trimark project which commences production prior to the closing of the Merger and (ii) any other project of the Company or any subsidiary as to which, in the good faith reasonable judgment of Amin and the Company, Amin makes a material contribution beyond the normal performance of his duties as Vice Chairman.

     13. ATTORNEYS FEES. On the date of closing of the Merger, the Company shall reimburse Amin for his reasonable attorneys fees and expenses incurred in negotiating this Agreement, the Merger Agreement, the Registration Rights Agreement and the Voting Agreement in the amount of $50,000.

     14. SEVERABILITY. Each Section, Subsection, Paragraph and lesser portion of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful or unenforceable, such provision shall be deemed to be severed from this Agreement, but every other provision shall remain in full force and effect.

     The parties understand that time is of the essence.

     Please indicate your agreement to the foregoing by signing in the space provided.

                                       Very truly yours,

                                       LIONS GATE ENTERTAINMENT CORP.

                                       /s/ Jon Feltheimer
                                       ----------------------------------
                                       By: /s/ Jon Feltheimer
                                       Its: CEO

ACCEPTED AND AGREED:

/s/ Mark Amin
----------------------------
Mark Amin

                   ANNEX A: TERMS OF SERIES B PREFERRED SHARES

                                     PART 27

                         LIONS GATE ENTERTAINMENT CORP.

              SPECIAL RIGHTS AND RESTRICTIONS OF PREFERRED SHARES,
                  RESTRICTED VOTING, NON-TRANSFERABLE SERIES B


DESIGNATION AND NUMBER

27.1 The second series of Preferred Shares shall consist of ten (10 ) Preferred Shares, which shares shall be designated as Preferred Shares, Restricted Voting, Non-Transferable Series B (the "Series B Preferred Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions as set forth herein.

ISSUE PRICE

27.2 For the purposes hereof, the issue price of each Series B Preferred Share shall be deemed to be ten dollars in United States currency (US$10) per share (the "Issue Price").

DIVIDENDS

27.3 The holders of Series B Preferred Shares shall not, as such, have any entitlement to receive dividends.

LIQUIDATION, DISSOLUTION OF WINDING UP

27.4 In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its members for the purposes of winding up its affairs (each a "Liquidation"), the holders of the Series B Preferred Shares shall be entitled, subject in all cases to the rights of the Series A Preferred Shares (to which the Series B Shares are subordinate in the event of a Liquidation), but in priority to the rights of the holders of Common Shares or all other shares ranking junior to the Series B Preferred Shares, an amount (the "Series B Liquidation Amount") equal to the Issue Price with respect to each Series B Preferred Share held by them.

27.5 If upon any Liquidation of the Company, the assets of the Company available for distribution shall be insufficient to pay in full the amounts so payable as above provided, then such assets shall be distributed among the holders of Series B

      Preferred Shares ratably in accordance with the respective amounts that would be payable on such Series B Preferred Shares if such assets were sufficient to permit payment in full of all amounts payable thereon.

27.6 After payment to the holders of the Series B Preferred Shares of the amounts so payable to them as provided above, holders of the Series B Preferred Shares shall have no right or claim to share in any further distribution of the property or assets of the Company.

VOTING

27.7 If and for so long as any Series B Preferred Shares are outstanding and for so long as Mark Amin is legally qualified to serve on the board of directors of the Company, the holders of the Series B Preferred Shares, exclusively and separately as a class, shall be entitled to elect one member of the board of directors of the Company, who shall be Mark Amin (and only Mark Amin).

27.8 Except as provided in Section 27.7 above, the holders of Series B Preferred Shares shall not, as such, have any voting rights for the election of directors or, subject to any voting rights accorded them pursuant to the provisions of the COMPANY ACT (British Columbia) (the "Company Act"), for any other purpose, nor, except for the purpose of exercising any voting rights accorded to them pursuant to the Company Act, shall they be entitled to receive notice of or attend meetings of the members of the Company.

REDEMPTION

27.9 Subject to applicable law, the Company may upon giving notice as hereinafter provided redeem all and not less than all of the outstanding Series B Preferred Shares on payment for each share of an amount equal to one hundred percent (100%) of the price or deemed price at which such shares were issued (hereinafter referred to as the "Series B Redemption Amount") upon and subject to the occurrence of either of the following events (each referred to as a "Series B Redemption Event"):

      (a) REDUCTION IN COMMON SHAREHOLDINGS. If, at any time after the last day of the thirty-sixth (36th) month following the first issue date of any Series B Preferred Shares, the holders of Series B Preferred Shares and each of their controlled affiliates, family members, including, without limitation, siblings, and trusts over which such holders maintain sole voting power, as a group, are the registered or beneficial holders of less than two million (2,000,000) Common Shares in the capital of the Company (hereinafter referred to as the "Series B Threshold Amount"); or

      (b) CHANGE OF CONTROL If at any time the Company or its shareholders shall be a party to any transaction, including without limitation, any amalgamation, arrangement, takeover bid, issuer bid, consolidation or merger which results in the holders of Common Shares immediately prior to the effective date of such transaction (calculated on a pro forma basis, including the Common Shares issuable upon the conversion of all outstanding Series A Preferred Shares) holding, in the aggregate, less than fifty percent (50%) of the surviving corporation or entity which results from the transaction, or any sale of all or substantially all of the Company's assets (each of the foregoing being referred to as a "Transaction", which for greater certainty includes a series of transactions among the substantially the same parties).

27.10 In the event that the Company should at any time or from time to time after the issue date of any Series B Preferred Shares consolidate, split or subdivide the outstanding Common Shares of the Company or make any distribution by which the holders of Common Shares are entitled to receive a dividend or other distribution payable in additional Common Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Common Shares (hereinafter referred to as "Common Share Equivalents") without payment of any consideration by such holder for the additional Common Shares or Common Share Equivalents (including the additional Common Shares issuable upon conversion or exercise thereof), then, as of the date of such consolidation, split, subdivision or distribution, the Series B Threshold Amount will be adjusted in proportion to the increase or decrease in the number of Common Shares outstanding as a result thereof.

27.11 Any notice given pursuant to Section 27.9 above will be effective for all purposes if delivered by registered mail or in person (including by courier with acknowledged receipt) to a holder of Series B Preferred Shares at such holder's address as last recorded in the register of members of the Company.

27.12 The Series B Shares may not be sold or otherwise transferred.

                           ANNEX B EXCISE TAX GROSS-UP

          (a) In the event that any payment or benefit received or to be received by Amin pursuant to the terms of the Agreement or of any other plan, arrangement or agreement of the Company (or any affiliate, including without limitation Trimark) (collectively, the "Payments") would be subject to the excise tax (the "Excise Tax") imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), as determined as provided below, the Company shall pay to Amin, at the time specified in paragraph (b) below, an additional amount (the "Gross-Up Payment") such that the net amount retained by Amin, after deduction of the Excise Tax on Payments and any federal, state and local income and employment or other tax and the Excise Tax upon the Gross-Up Payment, and any interest, penalties or additions to tax payable by Amin with respect thereto, shall be equal to the total Payments. For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amounts of such Excise Tax, (1) the total amount of the Payments shall be treated as "parachute payments" within the meaning of section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, except to the extent that, in the opinion of tax counsel ("Tax Counsel") reasonably acceptable to Amin and selected by the accounting firm which was, immediately prior to the event giving rise to the Payment, the Company's independent auditor (the "Auditor"), a Payment (in whole or in part) does not constitute a "parachute payment" within the meaning of section 280G(b)(2) of the Code, or such "excess parachute payments" (in whole or in part) are not subject to the Excise Tax, (2) the amount of the Payments that shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Payments or (B) the amount of "excess parachute payments" within the meaning of section 280G(b)(1) of the Code (after applying clause (1) hereof), and (3) the value of any noncash benefits or any deferred payment or benefit shall be determined by the Auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, Amin shall be deemed to pay federal income taxes at the highest marginal rates of federal income taxation applicable to individuals in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation applicable to individuals as are in effect in the state and locality of Amin's residence in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account any limitations applicable to individuals subject to federal income tax at the highest marginal rates.

          (b) The Gross-Up Payments provided for in Paragraph (a) hereof shall be made upon the imposition upon Amin or payment by Amin of any Excise Tax.

          (c) If it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that the Excise Tax is less than the amount taken into account under paragraph (a) hereof, Amin shall repay to the Company within thirty (30) days of

Amin's receipt of notice of such final determination the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income tax imposed on the portion of the Gross-Up Payment being repaid by Amin if and to the extent that such repayment results in a reduction in Excise Tax and a dollar-for-dollar reduction in Amin's taxable income and wages for the purpose of federal, state and local income taxes) plus any interest received by Amin on the amount of such repayment. If it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that the Excise Tax exceeds the amount taken into account hereunder (including without limitation by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment pursuant to paragraph (a) in respect of such excess within ten (10) days of the Company's receipt of notice of such final determination or proceeding. Amin and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Payments.

          (d) In the event of any change in, or further interpretation of, sections 280G or 4999 of the Code and the regulations promulgated thereunder, Amin shall be entitled, by written notice to the Company, to request an opinion of Tax Counsel regarding the application of such change to any of the foregoing, and the Company shall use its best efforts to cause such opinion to be rendered as promptly as practicable. All fees and expenses of the Auditor and Tax Counsel incurred in connection with this Agreement shall be borne by the Company.

                            SCHEDULE 1: OPTION GRANT

(i) Effective as of the date of this Employment Agreement (the "Grant Date"), but subject to shareholder approval as set forth in section (iii) below, the Company hereby grants to Amin under the Lions Gate Entertainment Corp. Employees' and Directors' Equity Incentive Plan (the "Plan") incentive stock options ("Options") to purchase 1,400,000 shares of Common Stock of the Company (the "Shares") at an exercise price of US$2.55 per Share in respect of 1,000,000 of such Shares and US$4.00 in respect of the balance of such Shares.

     Amin shall have the right in his sole discretion to allocate some portion of the options to Trimark employees, PROVIDED, that no allocation will be made to the extent it would require the exercise price of the options to be less than the fair market value of the Shares on the date of grant, as determined in accordance with the Plan.

(ii) The Options may be exercised as follows:

     1) At any time following the closing of the Merger until the date that is five years following the Grant Date (the "Expiry Date"), Options with an exercise price of US$2.55 per share shall be exercisable in respect of up to 125,000 Shares.

     2) At any time after the first anniversary of the Grant Date until the Expiry Date, options with an exercise price of US$2.55 per share shall be exercisable in respect of up to an additional 425,000 Shares, PROVIDED, that the average closing trading price of the Shares on the Toronto Stock Exchange, or such other principal stock exchange on which the Shares may be listed, for any period of 20 consecutive trading days commencing on or after the Grant Date which ends subsequent to the closing of the Merger, is not less than US$4.00 (the "$4.00 Price Criterion").

     3) At any time after the second anniversary of the Grant Date until the Expiry Date, options with an exercise price of US$2.55 per share shall be exercisable in respect of up to an additional 212,500 Shares, PROVIDED, that the $4.00 Price Criterion has been satisfied.

     4) At any time after the second anniversary of the Grant Date until the Expiry Date, options with an exercise price of US$2.55 per share shall be exercisable in respect of up to an additional 212,500 Shares, PROVIDED, that the average closing trading price of the Shares on the Toronto Stock Exchange, or such other principal stock exchange on which the Shares may be listed, for any period of 20 consecutive trading days commencing on or after the Grant Date which ends subsequent to the closing of the Merger, is not less than US$6.00 (the "$6.00 Price Criterion").

     5) At any time after the third anniversary of the Grant Date until the Expiry Date, options with an exercise price of US$2.55 per share shall be exercisable in respect of up to an additional 25,000 Shares, PROVIDED, that the $6.00 Price Criterion has been satisfied.

     6) At any time after the third anniversary of the Grant Date until the Expiry Date, options with an exercise price of US$4.00 per share shall be exercisable in respect of up to an additional 400,000 Shares, PROVIDED, that the $6.00 Price Criterion has been satisfied.

(iii) The Company shall submit to its shareholders a proposal to amend the Plan (the "Amendment") to increase the number of shares reserved for issuance under Section 5.1 of the Plan to a sufficient number to provide for the grant of the Options to Amin and to otherwise amend the terms of the Plan (including without limitation the other terms of Section 5.1) in any manner necessary to provide for the grant of the Options to Amin as set forth herein. The Company shall submit the Amendment for approval by the Company's shareholders as part of the proposal to approve the Merger, such that if the Merger is approved, the Amendment will automatically be approved without further action of the shareholders. Approval of the Merger Agreement by the shareholders without approval of the Amendment shall constitute a material breach of the Employment Agreement.

(iv) Notwithstanding anything to the contrary herein, no portion of the Options shall vest and become exercisable until the closing of the Merger, and the Options shall immediately terminate in the event the Merger Agreement is terminated pursuant to Article XI of the Merger Agreement or the Merger is otherwise abandoned.

(v) Except as otherwise provided in this Schedule 1 or elsewhere in the Agreement, the options shall be evidenced by an Incentive Plan Stock Option Agreement substantially in the form of the January 5, 2000 Incentive Plan Stock Option Agreement between the Company and Michael Burns.

(vi) Promptly following the closing of the Merger, the Company register (and shall thereafter maintain the registration of) the Shares and shall take all other actions necessary to provide for free transferability of the Shares by Amin from and after exercise of the Options.

                    SCHEDULE 2: CHANGE IN CONTROL DEFINITION

     A "change in control" of the Company shall be deemed to have occurred if, as the result of a single transaction or a series of transactions, the event set forth in any one of the following paragraphs shall have occurred:

          (1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding voting securities; or

          (2) Incumbent Directors cease at any time and for any reason to constitute a majority of the number of directors then serving on the Board. "Incumbent Directors" shall mean directors who either (A) are directors of the Company as of the closing of the Merger or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors to the Board); or

          (3) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding voting securities; or

          (4) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

     "Affiliate" shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act.

     "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are properly filed on a Form 13G.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

     "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.